September 13, 2022

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: PC Connection, Inc.
Form 10-K for the Year Ended December 31, 2021, Filed March 14, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022, Filed August 4, 2022
File No. 000-23827

Dear Ms. Geddes and Mr. Jones:

PC Connection, Inc. (the “Company”, “we”, “our” or “us”) provides this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated August 31, 2022 (the “Comment Letter”) pertaining to the above-captioned filings. For ease of reference, the Commission staff’s comments contained in the Comment Letter are reproduced in bold, italicized font in this letter, and the corresponding responses of the Company are shown below the respective comments.

Form 10-Q for the Interim Period Ended June 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 15

1.	You state changes in customer and product mix affected your gross margin percentage. Please expand your disclosure to explain with more specificity why and how.

We acknowledge the Commission staff’s comment regarding our disclosure on page 16 of our Form 10-Q for the quarterly period ended June 30, 2022 (“Form 10-Q”) that “[g]ross profit increased year-over-year by $20.6 million, or 17.7%, to $136.9 million, primarily due to the changes in product mix and increases in total net sales.” As explained in the Form 10-Q, the reasons customer and product mix affected our gross margin percentage include the following:

Customer Mix

On page 16 of the Form 10-Q, we provide tabular disclosure of our percentage of net sales by segment for the three-and six-month periods ended June 30, 2022 and 2021, which discloses that our higher margin Business Solutions customer base grew and constituted a greater portion of our net sales for the 2022 periods, as compared to the corresponding prior year periods, resulting in a corresponding decline in our lower margin Enterprise Solutions segment as a portion of our net sales.

In addition to the foregoing, we provide more granular disclosure regarding our gross profit by segment and our percentage of net sales by segment for the three-month periods ended June 30, 2022 and 2021, on page 17 of the Form 10-Q, and for the six-month periods ended June 30, 2022 and 2021, on page 19 of the Form 10-Q. This disclosure further illustrates shifts in our customer mix.

Product Mix

On page 16 of the Form 10-Q, we provide tabular disclosure of our percentage of net sales by product mix for the three- and six-month periods ended June 30, 2022 and 2021. This tabular disclosure illustrates that our product mix shifted during the periods from our higher margin/lower volume server/storage and other hardware/services categories to the lower margin/higher volume workplace solution products categories, such as notebook/mobility, desktops and accessories.

The disaggregation of revenue tables on pages 7 and 8 of the Form 10-Q disclose the dollar increases in the lower margin workplace solutions products, such as notebooks/mobility, desktops, and accessories categories, for all three segments, while the higher margin server/storage and other hardware/services categories decreased for the Enterprise Solutions segment. This shift in product mix resulted in some changes in gross margin percentages across our segments for the three months ended June 30, 2022 and increased overall gross profit for the same period due to increases in overall sales volume, while overall gross margin percentage remained flat year-over-year.

Though we are of the view that disclosures elsewhere in the Form 10-Q illustrate the customer and product mix changes, we can appreciate how certain disclosures could be enhanced going forward.

As an example, in future filings, where appropriate, we expect to enhance sentences like those on pages 18 and 20 of the Form 10-Q with respect to product and customer mix changes by referring the reader to other parts of the Form 10-Q that expand on those drivers and then summarizing the major impacts from that information. For instance, taking the disclosure on page 18 of the Form 10-Q, in future filings, to the extent applicable, we will expand such disclosure to read similar to the following: “Gross profit for the Enterprise Solutions segment increased primarily as a result of the 13.6% increase in net sales as referenced in the table on page 17. Gross margin decreased by 80 basis points primarily due to changes in product mix as compared to the prior year as shown in the table on page 7. The changes in the product mix for the Enterprise Solution segment show sales declines in the higher margin server/storage product categories from the prior year and increases in lower margin notebook, desktops and accessories products.”

Liquidity and Capital Resources
Summary of Sources and Uses of Cash, page 22

2.	Your disclosure appears to focus on how net cash used in operating activities was derived for each period as presented in the statement of cash flows. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of why operating cash changed from period to period. That is, your analysis should be on the reasons operating cash went from cash provided of $31.8 million in 2021 to cash used of $8.4 million in 2022. In performing your analysis, note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. For example, an increase in accounts receivable due to an increased level of sales as you cited does not appear to directly change cash. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance. Please revise your disclosure as appropriate.

We acknowledge the Commission staff’s comment. In the Form 10-Q, we described net cash used in operating activities for the six months ended June 30, 2022, and the material changes relative to the prior year period. We have considered Section IV.B of Release No. 33-8350, including the following excerpt:

If the increase in working capital was driven principally by an increase in accounts receivable that is attributable not to an increase in sales, but rather to a revised credit policy resulting in an extended payment period for customers, these facts would need to be addressed in MD&A to the extent material, along with the resulting decrease in cash provided by operations, if not otherwise apparent.

In this regard, we disclosed on page 22 of the Form 10-Q that “[c]ash used in operations during the six months ended June 30, 2022, resulted primarily from . . . (ii) a $38.1 million increase in accounts receivable, primarily driven by increased level of sales in the first six months of 2022 compared to the prior period . . . .” This increase in accounts receivable, which was the largest driver of our cash used in operating activities, resulted from our increase in net sales during the period. Moreover, because no other change significantly impacted the increase in accounts receivable, we believe the disclosure in the Form 10-Q fits within the guidance provided in Section IV.B of Release No. 33-8350.

In addition to the other working capital-related drivers described on page 22 of the Form 10-Q, we also provided additional disclosure concerning the management of our working capital and operating cash needs, which provides an analysis of the material changes in our cash used in operating activities. For instance, on page 22 of the Form 10-Q, we disclosed that our cash conversion cycle increased two days for the three months ended June 30, 2022, to 58 days, compared to 56 days for the three months ended June 30, 2021. During this period, we were able to collect cash four days sooner than we did during the same period in 2021. This improvement was offset, however, as a result of the Company paying its vendors three days sooner (the three-day reduction in days of purchases outstanding) and storing three additional days of inventory (the three-day increase in days of supply in inventory), which, collectively, negatively impacted our operating cash flows.

In future filings, we will consider the Commission staff’s comment alongside our review of other Commission guidance for preparing MD&A disclosure.

3.	We note your accounts receivable balance at June 30, 2022 is over 20% of your net sales for the twelve months ended the same date, and that it was just over 15% of annual net sales at December 31, 2017. Please explain to us why the accounts receivable balance has become a larger percentage of your net sales. It appears your accounts receivable has been a consistent negative adjustment in arriving at your net cash flows of operating activities on a three months basis in each quarter from the quarter ended September 30, 2020 through the quarter ended June 30, 2022. In connection with the previous sentence and along with the first sentence, please explain to us how your days of sales outstanding at December 31, 2021 and June 30, 2022 has decreased from the respective corresponding period ended amount.

When comparing accounts receivable as a percentage of net sales, we note the Company’s adoption of ASC 606, Revenue from Contracts with Customers, in calendar 2018. The mandatory adoption of this new revenue recognition standard did not affect accounts receivable accounting, but it resulted in a relative decrease in the Company’s revenue following the adoption of ASC 606 as compared to prior periods that accounted for revenue under the predecessor standard, ASC 605, Revenue Recognition. As such, the comparison for periods of December 31, 2017 and June 30, 2022 is not meaningful for determinations of trends when the underlying accounting standard for revenue recognition is different and, by its nature, results in an increase in accounts receivable as a percentage of net sales. Since December 31, 2018, accounts receivable as a percentage of net sales for the trailing twelve months increased from 16.7% to 23.6% as of December 31, 2020. The increase in this percentage resulted from the above-referenced change in the Company’s adoption of ASC 606 and the impact to the general business environment resulting from the COVID-19 pandemic, which commenced in the second quarter of 2020. As disclosed on page 24 in our Form 10-Q for the quarter ended September 30, 2020, the Company extended payment terms for some of its customers in response to the declining business conditions associated with the COVID-19 pandemic. The combination of extended customer payment terms and decreased sales volume (and billings) in the second quarter of 2020 increased accounts receivable as a percentage of net sales commencing in the third quarter of 2020.

Since the end of 2020, accounts receivable as a percentage of net sales using the trailing twelve months of net sales has been consistently declining, primarily as business conditions and credit terms normalized. As a result of these improving conditions, our accounts receivable as measured in Days Sales Outstanding has continued to improve as at December 31, 2021 and June 30, 2022, when compared to prior periods.

Net sales activity has increased in every quarter since the second quarter of 2020 except for the first quarters of 2021 and 2022, resulting in higher accounts receivable balances in each quarter (except for the three months ended March 31, 2021). Accordingly, the consistent negative adjustment in arriving at our net cash flows from operating activities on a three-month basis in each quarter since September 30, 2020 is attributed to billings outpacing improving collections as the Company has experienced significant revenue growth during these periods, thus accounting for the net use of cash in operating activities as reported in the statement of cash flows.

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If you have any questions, please do not hesitate to contact the undersigned at tom@connection.com or (603) 683-2505.

Sincerely,

/s/ Thomas Baker

Thomas Baker

Chief Financial Officer